* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

**VOTE ON INTERNET**

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 10:00 a.m. (Eastern Time) on April 26, 2025.

**CONTROL #**

**VOTE BY EMAIL**

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com by no later than 10:00 a.m. (Eastern Time) on April 26, 2025.

**VOTE BY MAIL**

Mark, sign and date your proxy card and return it in the envelope we have provided by no later than 10:00 a.m. (Eastern Time) on April 26, 2025.

**ATTEND THE VIRTUAL MEETING**

If you would like to attend the Virtual Extraordinary General Meeting to be held virtually on April 28, 2025 at 10:00 a.m., Eastern Time, please register at:

**https://meeting.vstocktransfer.com/GLOBAVENDAPR25**

**Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.**

# Extraordinary General Meeting Proxy Card - Globavend Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.**

1. THAT AS A SPECIAL RESOLUTION with effect from the second business day following the date of passing this resolution:-

(a) the authorized share capital of the Company be increased from US$50,000 divided into 50,000,000 shares of US$0.001 par value each to US$2,000,000 divided into 2,000,000,000 shares of US$0.001 par value each (the "Increase");

(b) the designation of existing issued shares of US$0.001 par value each of the Company as ordinary shares shall remain unchanged;

(c) the second amended and restated memorandum of association and articles of association of the Company (the "New M&A") containing the amendments (shown as blackline) to the existing amended and restated memorandum of association and articles of association in the form set out in Annex I (without showing the blackline), be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and articles of association of the Company;

(d) each director of the Company (the "Director") be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the Class A Shares (if required), and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(e) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. THAT with effect from such date as determined by the board of directors of the Company; by no later than 27 April 2026 (Eastern Time) (the "Effective Date"):-

(a) such number between every two (2) to every two hundred and fifty (250) issued and unissued shares in the share capital of the Company (the "Range"), with the exact ratio to be set at a specific number within the Range to be determined by the board of directors of the Company in their discretion by no later than the Effective Date (the "Consolidation Ratio"), be consolidated into one (1) share (the "Share Consolidation");

(b) the board of directors of the Company be and is hereby granted with fully authority to determine the Consolidation Ratio by no later than the Effective Date failing which this resolution shall not take effect;

(c) each director of the Company (the "Director") be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(d) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.

☐ FOR ☐ AGAINST ☐ ABSTAIN

In their discretion, upon the transaction of any other matters which may properly come before the meeting or any adjournment thereof.

**(TO BE SIGNED ON REVERSE SIDE)**

# GLOBAVEND HOLDINGS LIMITED
# EXTRAORDINARY GENERAL MEETING TO BE HELD ON APRIL 28, 2025

**To Register for the Virtual Meeting, Please Visit:**
**https://meeting.vstocktransfer.com/GLOBAVENDAPR25**

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

I/We, ______________________________ (Name) of ______________________________________ (Address) being the registered holder(s) of Globavend Holdings Limited (the "Company"), hereby appoint the Chairman of the Extraordinary General Meeting or * _________________________ (Name) of _____________________________________________________ (Address) as my/our proxy to act for me/us at the Extraordinary General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed threat, or if so such indication is given, as my/our proxy thinks fit.

If any proxy other than the Chairman is preferred, strike out the words "the Chairman of the Extraordinary General Meeting or" and insert the name and address of the proxy desired in the space provided. A member who is holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. Any alteration made to this Form of Proxy must be initialed by the person(s) who sign(s) it.

Important: If you wish to vote for the resolution, tick the appropriate box marked "For." If you wish to vote against the resolution, tick the appropriate box marked "Against." If you wish to abstain from voting on a particular resolution, tick the appropriate box marked "Abstain."

Failure to complete any or all the boxes will entitle your proxy to cast his or votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

**The shares represented by this proxy, when properly executed, will be voted as specified by the undersigned stockholder(s). If this card contains no specific voting instructions, the shares will be voted FOR the proposals described on this card.**

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Globavend Holdings Limited, in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:____________________________________ ☐

**PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE**

| **Date** | **Signature** | **Signature, if held jointly** |
|---|---|---|
| ____________________ | ______________________________ | ______________________________ |

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00